March 11, 2014

Robert Errett
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC  20549

Re:	Mercedes-Benz Auto Receivables 2010-1
Mercedes-Benz Auto Receivables 2011-1
Forms 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
File No. 333-159281-02, 333-159281-03

Dear Mr. Errett:

On behalf of Mercedes-Benz Auto Receivables Trust 2010-1 (“MBART 2010-1”) and Mercedes-Benz Auto Receivables Trust 2011-1 (“MBART 2011-1”), Daimler Retail Receivables LLC (the “Registrant”) and Mercedes-Benz Financial Services USA LLC (the “Servicer”) hereby provide the following in response to your letter of February 26, 2014.

With respect to comment 1, we confirm that if any identified material instance of noncompliance involves the assets underlying the transaction covered by a particular Form 10-K report, that fact is disclosed in the applicable Form 10-K.  The Servicer further confirms that Mercedes-Benz Auto Receivables Trust 2010-1 was part of the sample transactions reviewed to assess compliance with the applicable servicing criteria.

With respect to comment 2, the following is provided in response to the comment as it relates to the finding regarding “certain reports to investors not being filed in accordance with time frames and other terms set forth in the transaction agreements”:

The noncompliance finding pertained to a single instance in which the wrong distribution report was inadvertently attached as an exhibit to an otherwise timely 10-D filing.  Specifically, the 10-D filing for the March 15, 2012 distribution by MBART 2011-1 was filed within the required time frame on March 20, 2012.  That 10-D states that the March 15, 2012 distribution report for MBART 2011-1 is included as Exhibit 99.1, but in fact the attached distribution report as it appeared on EDGAR was inadvertently the distribution report for the same date for MBART 2010-1.  This was simply an error in processing the 10-D for submission on EDGAR.  The proper distribution report was timely prepared and submitted with the 10-D report for filing.  When the error was discovered a 10-D was promptly filed with the correct report attached.  This occurred on June 25, 2012.  Investors were not affected by this incident since the distribution report was made available to investors on a timely basis through normal channels, i.e., the trustee’s investor reporting website.  To remediate this incident, we instituted a policy of reviewing each posting as it appears on EDGAR.  Thus when a similar filing error occurred with respect to the 10-D filing for the August 15, 2012 distribution by MBART 2011-1, that error was corrected on the same day on which the filing error occurred (August 20, 2012) and a corrected filing was timely made that day.  It should be noted that the remediation above is in addition to our ongoing attention to the EDGAR filing process itself in which, notwithstanding the isolated incidents described above, we strongly expect filings to be processed correctly in the first place.

Also with respect to comment 2, the following is provided in response to the comment as it relates to the finding regarding “certain records describing the servicer’s activities in monitoring delinquent pool asset not being maintained as specified in the transaction agreements”:

The noncompliance finding pertained to a determination that one of the Servicer’s internal procedures had not been followed in the case of a defaulted loan as to which the financed vehicle was repossessed.  The servicing procedure in question requires that an imaged copy of each repossession notice be retained in the Servicer’s electronic files.  In one of the files reviewed as part of the 1122 audit, it was discovered that, although the required repossession notice had been provided with respect to the loan in question, a copy of that notice was not found in the Servicer’s files.  Investors were not affected by this incident.  To remediate, the Servicer enhanced its internal monitoring procedures regarding loans in repossession so that, along with other ongoing monitoring, an internal check is performed concurrently with each repossession to ensure that the notice is imaged in a timely manner and is properly stored in the Servicer’s files.

In each case above, we believe that, given the facts underlying the instances of noncompliance, no additional 10-K disclosure is necessary and therefore we do not intend to amend the 10-K filings.

We acknowledge that: we are responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you require additional information or if I can be of further assistance.

Very truly yours,

/s/ Steven C. Poling
Steven C. Poling
Assistant General Counsel
Mercedes-Benz Financial Services USA
LLC and Daimler Retail Receivables LLC

cc:	Siegfried Knopf
Sidley Austin LLP